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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                    Commission File No.: 1-09026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On January 31, 2002, Compaq posted the following profiles of Duane Zitzner, President of HP's Computing Systems, and Vyomesh (VJ) Joshi, President of HP's Imaging and Printing Systems, on its internal intranet.

DUANE ZITZNER - SENIOR LEADER PROFILE

Duane Zitzner's upbringing in the farmlands of Wisconsin was as far from the high-tech world of Silicon Valley as you can get. Yet attending a one-room school and growing up on a small farm helped foster an enduring sense of independence and responsibility in the 13-year HP veteran, qualities that have distinguished his leadership and earned him the respect of his employees.

"You can't call in people to fix things on the farm," he explains. "You have to learn how to do the work yourself. When my parents were away, we had responsibility for running the business, dealing with equipment and animals."

Duane has brought this self-sufficient, assertive, get-the job-done approach to all his work at HP. As head of HP's Computing Systems organization, he combines a fierce competitive spirit with a disdain for bureaucracy. Energetic and focused, his eye never wavers from the prize.

"Our goal is the success of the business," he says. "We must have aligned objectives. I want no politics or things that will interfere with us getting from here to there."

His roots also have left Duane with a deep appreciation for his role in the company and a strong commitment to those he serves. "My background is quite different than most people at HP," he observes. "I feel so honored to do what I do today. So, every day, I have to come in and earn that job for shareowners, for my employees, for my customers. That's the model I personally run with."

By his own admission, Duane "lives the business." An early riser, he's usually in the office by 6:30 a.m., making phone calls and tackling his voluminous correspondence before most of his fellow employees at the Cupertino, California, site have had their first sip of coffee. He responds to every e-mail he receives from employees, signing his messages with his trademark "Z." Admired by employees and fellow executives alike for



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his candor, directness and humor, he is as comfortable unveiling Superdome in front of hundreds of industry big shots as he is chatting with employees in the salad bar line.

"I'm a huge believer in MBWA, Management By Walking Around, " Duane says, "which is something that Bill and Dave really made a hallmark of HP... seeing people up close and personal, there's nothing better than that."

In his current role at the helm of Computing Systems, Duane oversees the development and manufacturing of the company's computer products and systems for business customers. The organization includes servers, storage, software and operating systems. Named to lead the Personal Systems Group in the new company, Duane will be returning to familiar terrain -- the PC business. He led the company's entry into the PC-based server business in the early 1990s. Duane presided over the company's meteoric rise in home PCs late in the decade. He's enthusiastic about the next set of opportunities ahead for the new HP.

"I think the PC business is in the forefront of where the industry is heading," he says. "The combined value of Compaq and HP really gives us multiple capabilities that we didn't have before."

While he acknowledges that integrating HP and Compaq will be no small task, he is impressed by the detailed planning behind the scenes. The thoroughness with which the integration team is planning, is "unbelievably great," he says.

Both companies share a strong commitment to winning in the marketplace, he notes, and he has no doubt that's exactly what the new HP will do. "I think the merged company is going to be awesome when we get it all together," Duane says. "I believe the opportunities that this will give Hewlett-Packard "New Co" moving forward are going to be phenomenal in reach and capability and skills and culture.

"We'll have the chance to take this company to new heights and levels that we, going into, would not have dreamed we could have gone to."

[SIDEBAR]

TITLE: More on Duane

TEXT: President of HP's Computing Systems since 1999, Duane has also held senior management positions in the company's Network Architecture Lab, California PC Division, Network Server Division, Networked Systems Business Unit, Personal Information Products Group and the Computer Organization.

A lifelong techie, Duane earned a degree in mathematics from the University of Wisconsin in Madison, and completed advanced studies in computer science at the University of Minnesota in Minneapolis. Prior to joining HP, Duane held management and technical positions in software and architecture at IBM, and worked as a programmer at Univac.

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Duane is married with two grown children and one grandson.

VJ JOSHI - SENIOR LEADER PROFILE

Few would ever accuse Vyomesh (VJ) Joshi of being a dispassionate leader. Bring up a topic that he cares deeply about and you get an instant reaction. His blue eyes flash. He stretches his arms wide to illustrate an expansive vision and gestures to punctuate a particularly vehement point.

What sparks this leader's excitement? At the top of the list: Imaging and Printing Systems (IPS), the HP organization he has run since February 2001. The digital imaging and printing business has grown dramatically since VJ joined the company in 1980, and he has played a key role in its evolution.

"The first time I got into inkjet technology, it was very, very interesting," recalls VJ. "The first product, the ThinkJet, was introduced in 1984. At that time HP was just looking at how to make color printing with inkjet technology. Back then, VJ customers, "we never thought that this would be the multi-billion dollar business that we have today."

But for his entire 21-year HP career, VJ has had his eyes trained on the road ahead, scouting the future for new technologies, markets and businesses. Along the way, he has traversed many areas, from R&D to manufacturing to marketing. He was the R&D manager in the early 1990s when HP began exploring how to build inkjet-based pen plotters, and later introduced the first Designjet products - now a multi-billion dollar business. The company's first Officejet product also emerged during his tenure.

In 1995, VJ's leadership as general manager of the Home Imaging Division helped move HP into the digital color copier business with the introduction of an affordable color copier/printer appliance. HP subsequently unveiled a complete digital photography system that included a digital camera, photo scanner and photo printer. In 1999, VJ assumed worldwide responsibility for all inkjet printing and imaging platforms - including inkjet printers, imaging products and associated supplies.

Rather than think of the business he runs as simply a "printing business," VJ takes a broader view. "It's all about digital conversation," he says, "and we're using hard copy to conduct the conversation. I am always thinking about how can we help customers capture images, ideas, memories and concepts any time -- and make it radically simple."

With the HP-Compaq merger, it's a conversation that's poised to become even more dynamic and interesting, VJ says.

"Imaging and Printing Systems is a very healthy business and we have tremendous opportunity to grow," VJ notes. "We have a great business, great strategy and great vision. I believe we will be very successful."

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IN TOUCH WITH EMPLOYEES

Based in HP's San Diego, California, office, VJ travels frequently to IPS outposts throughout the world. He's admired for his hands-on approach to management and a deep commitment to his employees.

A savvy strategist and businessman, he has not let a long, successful career in management distance him from his roots as an engineer, the thrill of developing products and the people who build them. At IPS product fairs, he's usually in the front of the table, asking questions and engaging in technological discussions with engineers.

"From the time I joined HP," VJ says, "I've learned from technicians, engineers, marketers, managers. I cannot even describe how fulfilling and satisfying that experience has been for me."

MORE THAN MEETS THE EYE

VJ applies his signature verve to all aspects of his life. "I really believe in work/life balance," he says. "I have two daughters, 16 and 13 years old. It's very important for me to really spend a lot of time with them. So, I work hard and I play to win. But when I'm home, I'm 100-percent dedicated to my wife and two kids."

But, always the imaging and printing strategist, his thoughts seldom stray far from the business. He even finds ways to integrate market research into his parenting. "I'm an engineer but my younger daughter can do and fix things that I don't even know how to do. It's just very interesting to watch my kids use digital cameras, printers and operating systems. Kids are going to change the way technology is used. They're so comfortable with it, from the productivity, life enrichment and leisure points of view."

Whatever VJ does, he does with passion, including an avocation he says few know he dabbles in. Inside this HP leader beats the heart of a thespian. An avid film fan who is partial to Steven Spielberg's work, VJ also acted in professional theatre over the years. He calls the experience of inhabiting a character and its emotions "amazing" and a "great escape." While he hasn't been under the stage lights in several years, he says he would jump at the chance to play his dream role: Leonardo da Vinci.

BEST OF BOTH WORLDS

Along with digital imaging and printing, his family and the actor's life, the merger is a topic that never fails to animate this HP leader. By combining with Compaq, IPS will be able to accelerate its growth significantly with access to an increased customer base and greater freedom to focus on new business creation, he says.

"I think we have the best of both worlds," he observes. "We'll be able to build an even better company and really create a special place where people are going to feel this is the



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place to be. We will be better positioned to innovate, to meet customer needs and to build new businesses to really drive growth for Hewlett-Packard."

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended Registration Statement with the SEC containing HP and Compaq's amended preliminary joint proxy statement/prospectus regarding the planned merger between HP and Compaq (the "Merger"). Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in Compaq's annual report on Form 10-K for the year ended December 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, and the definitive joint proxy statement/prospectus when it becomes available.